Exhibit 99.3

Regulations of the

“Lottomatica Group 2011-2017 Stock Option Plan reserved for

employees” of

Lottomatica Group S.p.A. and/or its subsidiaries

NOTICE

The laws and regulations regarding “soliciting for investment in securities” are not applicable to this offer of Options, as the offer falls within the domain of article 34-ter, paragraph 1, sub-paragraph m) of Regulation no. 11971 adopted through the Consob Resolution of 14 May 1999, as amended and supplemented (referred to hereafter as the “Issuers’ Regulation”).

As a consequence, this document is not an information prospectus or an equivalent information document pursuant to the Issuers’ Regulation and is not subject to the prior authorization of, or to any advance notification to, Consob.

Moreover, beneficiaries who are US employees should represent and agree that: (a) (i) the offer and exercise of Options as well as the subscription and sale of Shares have not been and will not be registered under the Securities Act of 1933, as amended (referred here below as the “Securities Act”), and it is the intention of the Company that the offer and exercise/subscription of such securities be exempt from registration under the Securities Act and the rules and regulations promulgated there under; and (ii) the Options and Shares (and any part thereof or participation or interest therein) cannot be sold, transferred, assigned, exchanged, pledged, encumbered or otherwise disposed of (including, without limitation, in connection with any hedging activities) unless they are registered under the Securities Act or an exemption from registration (including pursuant to any regulations under the Securities Act) is available, and the Company has no obligation to so register any such Options and Shares; and (b) you will not directly or indirectly sell, transfer, assign, exchange, pledge, encumber or otherwise dispose of (including, without limitation, in connection with any hedging activities) any Options and Shares (or of any part thereof or participation or interest therein), except where in accordance herewith and with applicable law, and in any case on the Milan Stock Exchange run and organized by Borsa Italiana S.p.A. or in compliance with any applicable exemption available under the Securities Act.

Article 1

Introduction

The stockholders of Lottomatica Group S.p.A. (the “Company”) resolved in an extraordinary general meeting held on April 28, 2011, amongst other things, to grant the Board of Directors, pursuant to article 2443 of the Italian civil code, for a period of five years from the date of the resolution, the ability to increase the stock capital against payment, on one or more occasions, for a maximum nominal amount of Euro 17,201,537.00, with the exclusion of pre-emption rights pursuant to article 2441, paragraph 4, second sentence, of the Italian civil code, to serve one or more stock based compensation plans reserved for the directors and/or employees of the Company and/or of its subsidiaries, including GTECH Corporation (“GTECH”), up to 33% per year, with the faculty to carry forward any unused portion in any given year to future years for use in combination with the portions relating to those years. The stockholders’ meeting additionally established that the Shares deriving from the delegated increases shall be released at a unit Price, inclusive of both the nominal value and premium, determined by the Board of Directors in compliance with the criteria indicated in Article 8 hereof.

On April 28, 2011, stockholders in the ordinary general meeting further resolved, amongst other things, to approve the Plan and to grant every necessary or appropriate power to the Board of Directors to, merely by way of example, (i) identify the beneficiaries from amongst the executives of Lottomatica Group S.p.A. and/or its Italian subsidiaries, as well as amongst the Senior Vice Presidents,

Vice Presidents, Key Directors and Managers of the foreign subsidiaries, assign to each one of them such number of Options as deemed appropriate; (ii) determine the results and/or performance indicators to which the exercise of the Options would be subject; (iii) establish each and every further term and condition for the Plan to be put into effect; (iv) drawing-up and approve these Regulations to the extent deemed necessary or appropriate; all of the above to be in conformity with the information provided in the informational memorandum published to the benefit of the Company’s stockholders in advance of the above said meeting and, if necessary, having consulted with the Compensation Committee.

To serve the Plan the Board of Directors, in its meeting of July 28, 2011, amongst other things (i) resolved an increase in capital stock for consideration, divisible, by a maximum of Euro 1,724,816, through the issue of a maximum of no. 1,724,816 new Shares with no pre-emption rights pursuant to article 2441, paragraph 4, second sentence of the Italian civil code, at a unit Price of Euro 12.87 inclusive of both the nominal value and premium (the “Capital Increase”); and (ii) approved these Regulations.

The clauses contained herein are inseparable amongst themselves.

Article 2

Purposes of the Plan

The purposes of the Plan can be identified and summarized as follows:

•                  to focus the attention of the Beneficiaries (as defined below) on factors of strategic interest;

•                  to encourage the loyalty of the Beneficiaries;

•                  to link the compensation of the Beneficiaries to the creation of value for the Company’s stockholders;

•                  to increase the competitiveness of the Company and of the group it heads, enabling predetermined objectives to be reached;

•                  to ensure that the total compensation package of the Beneficiaries remains competitive on the market;

•                  to establish systems of variable compensation, particularly for managers having strategic responsibilities in accordance with the self-regulatory code of listed companies promoted by Borsa Italiana S.p.A. (hereinafter the “Code”).

In the present Regulations “group” shall mean the controlling company and the companies directly or indirectly controlled pursuant to the provisions in force from time to time.

Article 3

Subject of the Plan

The Plan involves a maximum aggregate number of 1,724,816 new Shares deriving from the Capital Increase, that shall be reserved for subscription by certain employees of the Company and/or of its subsidiaries (the “Beneficiaries”).

The Plan provides for the granting for free to the Beneficiaries of Options to subscribe to an equal number of Shares, meaning that one Share will be given for each Option exercised.

The Beneficiaries and the maximum number of Options individually granted (the “Granted Options”) have been determined by the Company’s Board of Directors, in accordance with the provisions of Article 6 below.

Qualification of each Beneficiary as executive of the Company or of any of its Italian subsidiaries, or as Senior Vice President, Vice President, Key Director or Manager of any of its foreign subsidiaries at the time of the above Board resolution as well as when becoming a member of the Plan pursuant to Article 4 hereof is conditional upon such membership.

Article 4

Membership of the Plan

In accordance with the terms and conditions hereof the Company’s Board of Directors has approved during the above said meeting the granting of the Options to the Beneficiaries, who have been informed through the Grant Letter of the number of Options respectively allocated.

Beneficiaries who wish to become members of the Plan must fill in, initial on each single page, sign and return to the Company a copy of the Grant Letter, of the Application Form and of these Regulations jointly with the Exercise Form duly initialed on each page, within the deadline indicated in the Grant Letter.

The delivery by hand of the Grant Letter and the above said attachments to the Beneficiaries who reside in Italy, as well as their returning such documents to the Company’s Department of Resources and Shared Services always by hand, shall take place at the Company’s headquarters or at any of its secondary premises.

The delivery of the Grant Letter and the above said attachments to the Beneficiaries who reside in countries other than Italy, as well as their returning such documents to the respective Corporate Human Resources Department, shall take place in compliance with the laws and regulations applicable in those countries.

Failure to comply with the provisions under this Article 4 will cause the application to be invalid (also pursuant to Article 1326, paragraph 4 of the Italian Civil Code) and/or not receivable by the Company.

Article 5

Nature and characteristics of the Options

The Options are granted free of charge: the Beneficiaries as a result will not be held liable to pay any amounts to the Company. The exercise of the Options and the subscription of the Shares shall, however, be subject to the payment of the Price under Article 8 hereof. Each Option shall give the right to subscribe to one Share under the terms and conditions hereof.

The Options are granted to the Beneficiaries on a personal basis, and shall therefore not be transferred by deed between living persons, nor pledged or elsewhere disposed of, either free of charge or for compensation, by law or otherwise, including as a result of any enforcement proceedings or provisional remedies, otherwise the Beneficiary shall lose all the rights granted on the basis of this Plan.

In the event of employment termination or death of the Beneficiary, Articles 14 and 15 shall respectively apply, unless otherwise provided for pursuant to the Grant Letter.

The Beneficiary recognizes and acknowledges that any increase in value of the Shares subscribed to by exercising the Options compared to the subscription Price as per Article 8 and, more generally, every benefit granted under the Plan is extraordinary and, as such, is not in any manner to be considered as an integral part of the Beneficiary’s normal compensation, nor may it be considered as the title to or ground for similar or additional benefits, whether within the Plan or any other plan that may be approved by the Company or otherwise, not even at the termination date of the Plan. Furthermore, the Plan as such does not bind the Company to keep the Beneficiary in its current employment.

Article 6

Criteria for granting the Options

The Board of Directors of the Company has identified the Beneficiaries from amongst the executives of the Company and/or of its Italian subsidiaries, as well as amongst the Senior Vice Presidents, Vice Presidents, Key Directors and Managers of its foreign subsidiaries, and established the number of Granted Options pursuant to the criteria indicated by the stockholders’ ordinary meeting on April 28, 2011.

For the purpose and to the effects of the Plan, the number of Granted Options may vary among the Beneficiaries; as a result, each Beneficiary hereby recognizes and accepts that the allocation of the Options among the Beneficiaries cannot be argued.

Article 7

Granting of the Options

The Board of Directors of the Company has granted the Options to the Beneficiaries upon resolving the relevant Capital Increase.

Article 8

Subscription Price

The extraordinary stockholders’ meeting of the Company of April 28, 2011 resolved that in compliance with article 2441, paragraph 4, second sentence, of the Italian civil code, the Board of Directors would determine the subscription price of the Shares in an amount that corresponds to their market price, taking into account the average stock exchange price of the Shares over a significant period of time, in any case not to be lower than the arithmetic average of the official price of the Shares on the Milan Stock Exchange (Mercato Telematico Azionario) organized and managed by Borsa Italiana S.p.A. in the month preceding the granting of the Options by the Board of Directors (by “preceding month” it is meant the period from the date on which the Options are granted, excluding that day, to the same day of the preceding month, included, and for purposes of determining the arithmetic average it will only be taken into account those days on which the stock exchange is open and an official price of the Shares is available).

In accordance with the criteria described above, the Board of Directors resolved that under the conditions described in these Regulations, each of the Options shall enable the Beneficiary to subscribe one Share at a unit issue price, inclusive of both the nominal value and premium, of Euro 12.87 (the “Price”), as deemed fair by Reconta Ernst and Young S.p.A., in their capacity as auditors of the Company, pursuant to Article 2441, paragraph 4, second sentence of the Italian civil code).

The Beneficiaries shall make full payment of the Price by the Share Subscription Date (as defined under Article 11 hereof).

Article 9

Targets

The exercise of the Options shall be subject to the satisfaction of both the following conditions:

(i)                                     that the Total Consolidated EBITDA (as defined below) reaches at least 90% of the targeted Total Consolidated EBITDA specified in the following Article 10;

(ii)                                  that the Consolidated Net Financial Debt divided by the Consolidated EBITDA (both as defined below and relating to the financial year 2013), be no greater than 2.57.

If one or both of the above targets are not met, the Options shall not be exercisable and shall be forfeited.

For the purposes of these Regulations:

• “Consolidated EBITDA” shall mean earnings before taxes of the group headed by the Company on the closing date of a financial year, as set forth in the consolidated financial statements approved by the Board of Directors of the Company, to which amortization and depreciation must be added, including non-monetary adjustments resulting from allocation of losses on purchases, interest receivable and payable or any other financial expenses, gains and losses on the disposal of intangible and tangible fixed assets, minority interest in the result for those shareholders which do not control the Company. “One-off” expenses are always included in Consolidated EBITDA with the sole exception of one-off expenses expressly approved by the Board of Directors or the Executive Committee of the Company;

• “Total Consolidated EBITDA” shall mean the aggregate of the Consolidated EBITDA for 2011, 2012 and 2013 financial years;

• “Consolidated Net Financial Debt” shall mean the long term financial debts, including the current portion of long term debts, and the short term financial debts, after deducting short term financial investments, cash and cash equivalents, other forms of cash, if any, such as restricted cash and cash held in escrow, as indicated in the “nota illustrativa” of the consolidated financial statements at 31 December 2013 approved by the Board of Directors of the Company. Quasi-equity borrowings (i.e. hybrid) are included in Consolidated Net Financial Debt.

Article 10

Amount of Options that may be exercised

Subject to the satisfaction of the conditions under Article 9 hereof, points (i) and (ii), each Beneficiary shall have the right to exercise, according to the terms set forth under the following Article 11, such number of Granted Options - assuming a targeted Total Consolidated EBITDA equal to Euro 2,767 million — to be determined as follows and as communicated by the Company pre the below notification (the “Exercisable Options”):

% of targeted Total Consolidated	Exercisable Options on the
EBITDA achieved	amount of Granted Options (%)
less than 90%	0.00%
90.00%	30.00%
91.00%	36.00%
92.00%	42.00%
93.00%	48.00%
94.00%	54.00%
95.00%	60.00%
96.00%	66.00%
97.00%	72.00%
98.00%	78.00%
99.00%	84.00%
100.00%	90.00%
101.00%	92.00%
102.00%	94.00%
103.00%	96.00%
104.00%	98.00%
105.00%	100.00%

Note: (i) for example, if the Total Consolidated EBITDA achieved is equal to 95% of the targeted one, the Beneficiary will have the right to exercise 60% of the Options granted. If the Total Consolidated EBITDA achieved is equal to 95.5% of the targeted one, the Beneficiary will always have the right to exercise 60% of the Granted Options; (ii) if not a whole number, the number of Exercisable Options by each Beneficiary shall be rounded down to the nearest whole number.

The Company will notify the Beneficiaries of the amount of Consolidated EBITDA achieved for the years 2011 and 2012 within 30 calendar days following the approval by the Board of Directors of the consolidated financial statements for 2011 and 2012, respectively. The Company will similarly notify the Beneficiaries of the amount of (i) Consolidated EBITDA achieved for the year 2013, (ii) Total Consolidated EBITDA, and (iii) Consolidated Net Financial Debt, as well as (iv) the result of the division pursuant to the above Article 9, point (ii), within 30 calendar days following the approval by the Board of Directors of the consolidated financial statements for 2013.

Article 11

Exercise of the Options and delivery of the Shares

The exercise of the Options by the Beneficiary shall be irrevocable and shall be made by signing and dispatching the Exercise Form attached to the Regulations, of which it constitutes an integral and substantial part.

The Options may be exercised by the Beneficiaries - in one or more tranches, but in any case each tranche for an amount not lower than that indicated in the following paragraph - only and exclusively in the period between the 31st calendar day following the approval by the Board of Directors of the Company of the consolidated financial statements for 2013 and the third anniversary of that date, and in any case not later than December 31, 2017 (the “Exercise Period”). As a partial exception to this, the Exercise Period shall be suspended, in each financial year, from the date of any meeting of the Board of Directors that resolves the calling of a general stockholders’ meeting of the Company up to the day (included) on which the stockholders’ meeting takes place (including on dates in subsequent call to the first), and in any event up to the day (included) preceding the dividend detachment date.

No tranche shall be exercised by a Beneficiary for a lower amount than ten percent (10%) of the Exercisable Options. The exercise of a number of Options greater than the amount of Exercisable Options shall be ineffective as to the number of exceeding Options vis-à-vis the Company, and shall not give title to the subscription of the corresponding Shares.

Pursuant to Art. 7.C.3 of the Code, each Beneficiary serving the Company or any of its subsidiaries in its capacity as an Executive with Strategic Responsibilities will be required to retain for three years following the exercise of the Options a quota at least equal to 20% of the Shares resulting therefrom, without the right to dispose of the same in whatsoever manner. Such retention provision shall not apply in any of the circumstances set under Articles 14 and 15 hereof.

By “Executives with Strategic Responsibilities” it has to be intended, pursuant to Consob Resolution No. 17221/2010, those persons having directly or indirectly the authority and the responsibility to plan, direct and control the activities of the Company, including its (whether or not executive) Board members.

The Exercise Form shall be delivered duly completed in each of its parts and signed, failing which it will be considered not to have been received:

•          as to the Beneficiaries who reside in Italy, by hand at the Company’s headquarters or its secondary premises, addressed to the Resources and Shared Services department of the Company;

•          as to the Beneficiaries who reside in countries other than Italy, pursuant to the laws and regulations applicable in those countries, addressed to the Corporate Human Resources Department.

Those Options not exercised by the end of the Exercise Period shall be considered expired and the Beneficiary shall have no right to any indemnity or compensation of any type.

The exercise of the Options shall be effective on the day of the receipt of the Exercise Form by the Company (the “Share Subscription Date”).

The Shares shall be delivered to the Beneficiary within three working days of the Share Subscription Date (to be intended as the days during which the Mercato Telematico Azionario (MTA) organized and run by Borsa Italiana S.p.A. is opened, according to its trading calendar), on condition that the relevant Price has been entirely paid by the Share Subscription Date per the instructions set in the Exercise Form. The delivery of the Shares, in dematerialized form, shall be made by crediting the securities account indicated by the Beneficiary in the Exercise Form.

Article 12

Rights of the Shares

The Shares shall have ordinary rights and as a consequence shall have rights equal to those of the other outstanding Shares of the Company at their date of issue.

Article 13

Costs and expenses

All costs relating to the issue and transfer of the Shares to the Beneficiaries shall be borne by the Company. Every cost related to the securities account of the Beneficiary referred to under Article 11 above shall, however, be borne exclusively by them. This does not have any effect on the provisions of Article 17 hereof.

Article 14

Termination of the employment

In principle, the right of the Beneficiary to exercise the Options is subject to its ongoing employment with its Employer.

Subject to Article 15 hereof and unless otherwise provided pursuant to the Grant Letter:

(a)         in the event that the employment is terminated by the Employer (other than as the result of just cause or on justified grounds), or by resignation of the Beneficiary for any reason, or for any other reason (other than by the Employer for just cause or on justified grounds), the Beneficiary will definitively lose, simultaneously with the termination of the employment, the right to exercise those Granted Options not yet Exercisable, while he or she may exercise the Exercisable Options which have not yet been exercised for six months from such termination date;

(b)         in the event that the employment is terminated by the Employer as the result of just cause or on justified grounds, the Beneficiary will definitively lose, simultaneously with the termination of the employment, the right to exercise any outstanding Granted Options, whether or not yet Exercisable on the date of termination.

The Company’s Board of Directors may, in its discretional and unchallengeable judgment, allow the Beneficiary to exercise all or part of the Granted Options in a more ample manner than that provided for herein, and assign an appropriate term, in any case not lower than thirty days, or grant to other Beneficiaries the Options that become available after termination of the employment with one or more Beneficiaries.

The Options will not be cancelled should the Beneficiary move from the Company to one of its subsidiaries or vice versa, or from one subsidiary to another, provided that he/she remains an employee of an Employer.

The Board of Directors, if possible and in its discretional judgment, may allow the Beneficiary to maintain the rights set forth under the Plan, at the same conditions, in the event that the employment is terminated but, at the same time, the Beneficiary takes or maintains the office as director of the Company and/or one of its subsidiaries.

Subject to any terms and conditions referred to under the Grant Letter, in the event of a Change in Control (as defined below) prior to the termination of the employment for any cause whatsoever, the Board of Directors may take such actions as it deems appropriate and fair to safeguard the purposes of the Plan and to protect the Beneficiaries, including without limitations the entitlement of each Beneficiary to exercise all the Granted Options within a term to be established by the Board of Directors and in any case not lower than thirty days, irrespective of whether at the time the Change in Control takes place the targets under Article 9 have been reached or not.

For purposes hereof “Change in Control” means the happening of any of the following:

(a)         one or more “persons” jointly among them (as defined below), excluding those that control the Company, the Company itself, any of its subsidiaries and affiliates, as well as any pension fund of the Company or of any of its subsidiaries and affiliates, become the owners, directly or indirectly, of securities of the Company representing 30% or more of the combined voting rights of the Company’s then outstanding stock capital exercisable in shareholders’ ordinary meetings called for the appointment of the managing body of the Company;

(b)         execution of a final and binding agreement of (i) merger or business combination of the Company into or with another person, other than De Agostini S.p.A. and its parent companies and subsidiaries, if (A) a majority of the directors of the surviving person were not directors of the Company immediately prior to the effective date of such merger or business combination, or (B) the persons that jointly controlled the Company prior to the effective date of such merger or business combination, thereafter come to beneficially own, directly or indirectly, less than 50% of the combined voting rights of the then outstanding stock capital of the surviving person for the appointment of the relevant managing body; or (ii) sale or other even temporary disposition of all or substantially all of the assets of the Company to one or more persons jointly among them, if the voting rights to appoint the managing bod(ies) of such person(s) are not at least 50% beneficially owned, directly or indirectly, by the Company and/or any of its controlling persons and/or respective subsidiaries or affiliates;

(c)          the control relationship ceases between the Company and the Employer of the Beneficiary.

For purposes of the definition of “Change in Control”, “person” means an individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental entity or other entity of any kind or nature.

Article 15

Death of the Beneficiary

In case of death of the Beneficiary, the following provisions shall apply:

•                  the Exercisable Options at the date of the Beneficiary’s death, but which have not yet been exercised, may be exercised by his or her heirs or successors within the irrevocable term of six months from the date of death or, if earlier, by the end of the Exercise Period, subject to delivery by the heirs or successors of the appropriate evidence of their entitlement;

•                  those not yet Exercisable Options at the date of the Beneficiary’s death shall be forfeited and no longer entitled to become Exercisable, with no entitlement of the heirs or successors to any indemnity or compensation whatsoever. The Board of Directors may grant the forfeited Options to other Beneficiaries.

Article 16

Disposability of the Shares

The Shares issued to the Beneficiary on exercising the Options shall be freely disposable and transferable by the Beneficiary, exception made for those Beneficiaries in the capacity as Executives with Strategic Responsibilities, to the extent set under Article 11 above.

Article 17

Tax regime for the Options and Shares

Notwithstanding Article 13 hereof, the income taxes of the Beneficiary (and the welfare and social security contributions - where applicable - to be borne by the employee by law) relating to the exercise of the Options and the delivery and the possible subsequent sale of the Shares, shall be borne by the Beneficiary. Accordingly, if any withholding tax, welfare and/or social security contribution are due, the Beneficiary shall be obliged to provide the funds necessary to allow the Employer to make the payments due by it as withholding agent.

The Beneficiaries undertake to timely notify the Employer and the Company, if different, even after the termination of the employment, of: (a) the exercise of the Options, the number of Shares subscribed, the exercise date and the aggregate price paid, and (b) every subsequent transfer of the Shares, including the number of Shares sold, the date of transfer and the price per Share, and (c) any possible change or amendment to the account where the Shares are deposited.

Article 18

Additional incentive instruments

The Plan shall not in any way limit the faculty of the Company to adopt new incentive plans or similar ones, including those reserved for subjects other than the Beneficiaries.

Article 19

Duration of the Plan

The Plan shall in any event terminate no later than 31 December 2017, even in the case that one or more Options have not yet been exercised by that date. The non disposal provision set under Article 11 above for the Executives with Strategic Responsibilities shall anyway survive so long as provided there under.

Article 20

Review of the Regulations

In the event of Company’s capital increases, either free of charge or for consideration (except where serving stock incentive plans), splits or reverse splits, significant reserve distributions, mergers, demergers, exclusion of the Shares from official listing on the Milan Stock Exchange (or other regulated market), changes in legislation or regulations or any other events likely to prejudice the Options, the Shares, the achievement of the Plan’s targets or, more generally, the Plan itself, the Board of Directors of the Company shall amend and/or supplement the Regulations as deemed necessary and/or appropriate to keep the essential contents of the Plan as unaltered as possible, including the permission to exercise the Options and/or dispose of the Shares resulting therefrom notwithstanding the restriction imposed on certain Beneficiaries in their capacity as Executives with Strategic Responsibilities, pursuant to Article 11 hereof.

Notwithstanding anything herein to the contrary, no amendment to the Regulations or, as the case may be, the Grant Letter or any of its attachments shall have an adverse effect on the rights of the Beneficiary in relation with his/her outstanding Options without the consent of the same Beneficiary.

Article 21

Confidentiality

Any information regarding the names of the Beneficiaries, the number of Granted Options reserved to each of them, the agreements with the Company, as well as the covenants applicable to single Beneficiaries or any other agreements to which each Beneficiary may be a party, shall be kept strictly confidential and as a result shall not be communicated, revealed, disseminated, delivered and/or transferred in any way whatsoever to other Beneficiaries or to third parties for the entire duration of the Plan, to the extent permitted by the law and by any self-regulatory codes adopted by the Company.

Article 22

Applicable law

These Regulations shall be governed by the Italian law.

Article 23

Disputes

The Company and the Beneficiaries will do everything possible to attempt to resolve any dispute that may arise in connection with the existence, validity, interpretation, execution and/or termination of these Regulations in a friendly manner.

Any such dispute or controversy shall anyway be subject to the exclusive competence of the Courts of Rome.

* * *

Rome, July 28, 2011
For the Board of Directors
(The Chairman)